Statement of Cash Flows
Dunamis Charge, Inc
January-December, 2024

Full name

OPERATING ACTIVITIES

Net Income

Adjustments to reconcile Net Income to Net Cash provided by operations:

Accounts Payable (A/P)

Accounts Receivable (A/R)

Colorado, Denver Payable

Current Liabilities:Short Term Loan Payable

Loan Payable - Natalie

Loan Payable- State of Michigan

Machinery & Equipment:Accumulated Depreciation- Machinery & Equipment

Michigan Department of Treasury Payable

Out Of Scope Agency Payable

Prepaid Expenses

Total for Adjustments to reconcile Net Income to Net Cash provided by operations:

Net cash provided by operating activities

INVESTING ACTIVITIES

Fixed Asset Furniture

Samuel & Marcia Legacy Partners Loan

Net cash provided by investing activities

FINANCING ACTIVITIES

Loan Payable-Dunamis Clean Energy Partners

Retained Earnings

Shareholder Contribution

Net cash provided by financing activities

NET CASH INCREASE FOR PERIOD

Cash at beginning of period

CASH AT END OF PERIOD

Total
-812,093.95
627,963.44
-8,000.00
204.25
-2,500.00
99,700.00
0.00
2,400.00
1,440.00
0.00
18,050.00
$739,257.69
-$72,836.26
-11,307.99
18,200.00
$6,892.01
367,804.64
-2,534.21
4,909.44
$370,179.87
$304,235.62
$4,059.93
$308,295.55